SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com

December 9, 2004
Laura E. Hatch
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: BlackRock Global Energy and Resources Trust (the "Trust")
File Nos. 333-119876 and 811-21656

Dear Ms. Hatch:
We are in receipt of the oral comments of the staff of the Division of
Investment Management (the "Division") of the Securities and
Exchange
Commission (the "Commission") transmitted to us on December 3,
2004,
regarding
the second amended Registration Statement on Form N-2 relating to the issuance of common shares of the Trust.
The Trust has considered your comments and has authorized us to make on its behalf the responses discussed below. These changes will been reflected in Pre-Effective Amendment No. 3 to the Trust`s Registration Statement to be filed prior to the pricing date for the offering, currently anticipated to occur on or about
December 20, 2004.
The Trust`s responses to your comments are set forth below. For ease of reference, each of your comments is set forth in bold and followed by the corresponding response.

PROSPECTUS
Cover Page
1. The Prospectus currently states that "Under normal market conditions,
the Trust will invest at least 30% of its total assets in at least two countries other than the United States." Supplementally, please provide additional analysis as
to why the use of the term "global" in the Trust`s name complies with
Rule 35d-
1 under the 1940 Act in light of this investment policy,
particularly
when the
Trust`s prospectus also states that the Trust anticipates that it will invest
approximately 20% of its total assets in securities of Canadian issuers.
Response: The Trust believes that the use of the term "global" in its
name complies with Rule 35d-1 because the Trust has the freedom to invest an
unrestricted percentage of its assets in any country located throughout the world,
provided that the Trust invests in at least three countries and at least 30% of its total assets are invested in at least two countries outside of the
United
States. The Trust
further believes that the use of the term "global" in its name would
not cause a
reasonable investor to conclude that the Trust would invest in a manner inconsistent with the policies suggested by its name.
Although the Trust initially intends to invest approximately 20%
of
its
total assets in securities of Canadian issuers, the Trust has the flexibility to reduce this percentage and invest a greater percentage of its assets in securities of issuers located in other countries. The Trust will revise its disclosure to
indicate that this
percentage may change over time. In addition, the 30% threshold is
a
minimum
amount required to be invested in countries other than the United
States, and the
Trust has the flexibility to invest a greater percentage of its assets in countries located outside the United States.
The Trust is not aware of any statement of the Commission or the Division that would require a different result. When the Commission adopted Rule
35d-1, it stated that the rule as adopted did not codify positions of
the Division with
respect to certain terms used in investment company names,
including,
among
others, the terms "international" and "global". Instead, the Commission stated that the terms "international" and "global" connote diversification among
investments in
a number of different countries throughout the world and
"international" and
"global" funds will not be subject to the rule. See Release No.
IC-
24828, at fn. 42.
The Commission also stated that the Division of Investment
Management
will
continue to scrutinize investment company names not covered by the proposed rule.
In determining whether a particular name is misleading, the
Commission stated that
the Division would consider whether the name would lead a
reasonable
investor to
conclude that the company invests in a manner that is consistent with
the company`s
intended investments or the risks of those investments.
The Trust also notes that, to the extent relevant, the Trust`s policy
of
investing its assets in issuers located in at least three
countries
and at least 30% of its
total assets in at least two countries other than the United
States
is consistent with the
Division`s longstanding position that a global fund should have a policy requiring
investment in at least three different countries. See Letter to
Registrants from
Carolyn B. Lewis, Assistant Director, Division of Investment
Management,
Securities and Exchange Commission (January 3, 1991). Although the
Division
takes the position that this standard was rescinded in amendments to
Form N-1A
adopted in 1998, the Trust notes that its policy is consistent with
the only known
statement of the Division`s views with respect to the use of the term
"global".
Accordingly, the Trust believes the use of the term "global" in its
name is necessary and appropriate to reflect that the Trust may invest an unlimited percentage of its assets in countries located outside of the
United
States. Indeed, the
Trust does not believe it can maintain this flexibility without using
the term "global"
in its name because such a name would not accurately reflect the risks associated
with an investment in the Trust.
Investment Objectives and Policies
2. Under this heading, please disclose that the Trust will invest
25%
or
more of its total assets in the energy and natural resources industry.
Response: We will add disclosure in the "Investment Objectives and Policies" section stating that under normal market conditions the Trust may not invest less than 25% of its total net assets in the energy and resources industry.
Management of the Trust
3. Under the heading, "Investment Management Agreement," it states "In addition, with the approval of the board of trustees, a pro rata portion of the salaries, bonuses, health insurance, retirement benefits and similar employment costs for the time spent on Trust operations (other than the provision of services required under the investment management agreement) of all personnel employed by BlackRock Advisors who devote substantial time to Trust operations may be reimbursed to BlackRock Advisors. BlackRock advisors currently anticipates that it may be reimbursed for employees that provide pricing, secondary market support and compliance services to the Trust, subject to the approval of the board of trustees." Please supplementally provide us with an analysis of why these payments are permissible under the
1940 Act.
Response: The provision of pricing, secondary market support and compliance services generally are not regulated under the 1940 Act.
Even though
these services are provided by BlackRock Advisors or an affiliate of
BlackRock
Advisors, they are not, in the Division`s view, prohibited by Section
17 of the 1940
Act because "as a general matter, a service arrangement does not constitute a `joint enterprise or other joint arrangement or profit shares plan` within the meaning of
[S]ection 17(d) and [R]ule 17d-1." See The Flex-Fund, R. Meeder &
Associates,
Inc., SEC No-Action Letter (November 22, 1985). We supplementally inform you that amounts sought by BlackRock Advisors and its affiliates as reimbursement for these services are subject to the approval of a majority of the trustees of the Trust that are not "interested persons" of the Trust within the meaning of the 1940 Act.
We will amend the disclosure on page 31 of the prospectus to clarify that the approval described therein includes the approval of the non-interested trustees.
4. Under the heading "Description of Shares" it states, "each common share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable, except that the trustees shall have the power to cause shareholders to pay expenses of the Trust by setting off charges due from shareholders from declared but unpaid dividends or distributions owed the shareholders and/or by reducing the number of common shares owned by each respective shareholder." (Emphasis added.) Please confirm that the Trust currently is not aware of any expenses that may be subject to this provision other than charges payable by shareholders under the
Trust`s dividend reinvestment plan that are disclosed in the prospectus.
Response: The Trust confirms to you that it currently is not aware of any expenses that would be paid in reliance on the language cited above other than the charges related to the Trust`s dividend reinvestment plan as disclosed in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION
Management of the Trust
5. Per our conversation and earlier correspondence, please revise the
disclosure for the Board of Directors` approval of the advisory
and
subadvisory
contracts so as to discuss all of the material factors considered by
the Board.
Do not merely list the issues. The discussion should relate the issues to the
specific circumstances of the registrant and the Investment
Adviser.
Describe
in reasonable detail the decisions reached by the Board that formed
the basis of
its decision to approve the contract. Avoid conclusory statements.
See Item
18.13 of Form N-2 and the discussion in Release No. IC-24816,
"Role
of
Independent Directors of Investment Companies," (February 15,
2001).
Response: A copy of the revised disclosure is attached hereto as Annex A. This disclosure has been prepared by the Trust and us and reviewed by counsel for the Trust`s independent trustees and we believe it complies with the
Commission`s enhanced disclosure requirements with respect to investment advisory
contract approvals.
Should you have any additional comments or concerns, please telephone me at (212) 735-3406.
Sincerely yours,
/s/ Michael K. Hoffman
Michael K. Hoffman

ANNEX A
Information Received by the Board
In considering the Trust`s investment management and sub-advisory agreements, the board of trustees received information specifically related to the approval of the investment management and sub-advisory agreements, including information regarding: (i) the team of investment advisory personnel assigned to the
Trust; (ii) the resources, capabilities and structure of BlackRock Advisors, including its expertise in providing investment supervisory and administrative services for the
BlackRock family of closed-end funds; (iii) the resources, capabilities and structure of State Street Research, including its expertise in providing portfolio management services to registered investment companies with investment objectives similar to the
Trust; (iv) the Trust`s management fee (both gross and net of fee waivers) and total operating expenses as compared to a peer group of closed-end funds with similar investment policies and strategies selected by Lipper, Inc. ("Lipper") and as compared to two customized peer groups derived from Lipper data;
(v)
the subadvisory
fee to be paid by BlackRock Advisors to State Street Research for portfolio management services; (v) BlackRock`s profitability with respect to other funds in the
BlackRock family of closed-end funds; (vi) BlackRock`s overall profitability as compared with available industry data; (vii) certain direct and indirect "fallout" benefits to BlackRock from its relationship with the Trust; and
(viii) BlackRock`s
and State Street Research`s policies and procedures in respect of execution of portfolio transactions. Periodically, the trustees, in connection with their duties as trustees or directors of other funds in the BlackRock family of closed-end funds, have received other information including general information regarding BlackRock
Advisors` management of relationships with service providers for such funds and resources devoted to compliance with BlackRock Advisors` and such funds` compliance policies and procedures, including compliance with such funds` investment objectives and polices and other matters. In connection with approving the sub-advisory agreement, the trustees also received and considered information relating to the compliance policies and procedures of State Street Research.
Matters Considered by the Board. In considering the investment management and sub-advisory agreements, the board of trustees, including the noninterested trustees, did not identify any factor as all-important or all-controlling and instead considered these factors collectively in light of all of the
Trust`s surrounding
circumstances. Matters considered by the board of trustees, including the noninterested trustees in approving the investment management and sub-advisory agreements included the following:
Nature and Quality of Investment Advisory and Sub-Advisory Services. The board of trustees, including the non-interested trustees, considered the nature and quality of the services to be provided by BlackRock Advisors and State
Street Research, respectively, to the Trust. In this connection, the board reviewed:
BlackRock Advisors` compliance record, including whether other funds advised or subadvised by BlackRock Advisors have operated within their investment objectives, policies and restrictions; and the resources of BlackRock Advisors and State Street Research and the size, education and experience of the Trust`s portfolio management team.
Nature and Quality of Other Services. The board of trustees, including the non-interested trustees, considered the nature, quality, cost and extent of administrative and shareholder services to be performed by BlackRock Advisors under the investment management agreement. The board of trustees, including the non-interested trustees, also considered the nature and extent of BlackRock Advisors` supervision of third party service providers engaged by other funds in the BlackRock family of closed-end funds, including the supervision of affiliated and unaffiliated sub-advisors.
Fees and Expenses. The board of trustees, including the noninterested trustees, considered the Trust`s management fee and expense ratio in comparison to the management fee and expense ratios of a peer group of funds selected by a third-party service provider as well as customized peer group information.
The peer group selected for the Trust was the Lipper Sector Equity Fund peer group which contained 26 closed-end sector equity funds. The peer group comparison was done within four sub-categories (i) total expenses after fee waivers;
(ii) total expenses before fee waivers; (iii) management fee after fee waivers; and (iv) management fee before fee waivers. When ranked from lowest fee (ranked 1st) to highest fee (ranked 26th), the Trust compared to the peer group within each of the four sub-categories as follows: (i) 16th; (ii) 17th; (iii) 18th; and
(iv) 18th.
The board of trustees was also presented with data from two customized peer groups. The first customized peer group comparison consisted of the Lipper Sector Equity Fund peer group excluding closed-end funds that invest primarily in real estate investments, which funds BlackRock Advisors believes constitute a separate asset class distinct from sector equity funds.
This customized
peer group contained 15 closed-end sector equity funds. In this customized peer group comparison when ranked from lowest fee to highest fee, the Trust compared with the peer group within each of the four sub-categories as follows: (i) 5th; (ii) 6th;
(iii) 7th; and (iv) 7th.
The second customized peer group comparison consisted of the first customized peer group (i.e., Lipper Sector Equity Funds excluding real estate funds), but was adjusted to recognize the use financial leverage by certain of the funds in the peer group, which tends to increase the investment advisory fees of such funds as a percentage of net assets attributable to common shareholders. Because the Trust will not employ financial leverage, the Advisor believes that this customized peer group provided the board of trustees with a more accurate comparison of the advisory fees charged for the management of each fund`s net assets attributable to common shareholders. In this customized peer group comparison when ranked from lowest fee to highest fee, the Trust compared with the peer group within each of the four sub-categories as follows: (i) 5th; (ii) 6th; (iii) 7th; and (iv) 9th.
Profitability. The board of trustees, including the non-interested trustees, considered the level of BlackRock`s profits in respect of the management of the BlackRock closed-end funds. The board considered the potential for economies of scale in connection with BlackRock Advisors` management of the BlackRock closed-end funds. It also considered the profits realized from non-fund businesses which may benefit from or be related to the Trust`s business. The board of trustees, including the non-interested trustees, also considered BlackRock`s profit margins in comparison with available industry data.
Other Benefits. The board of trustees, including the non-interested trustees, also considered the benefits to BlackRock associated with
BlackRock and
its affiliates providing non-advisory services to the Trust, including administrative services. The board of trustees, including the non-interested trustees, considered the intangible benefits that accrue to BlackRock and its affiliates by virtue of their relationship with the Trust, including potential benefits accruing to
BlackRock and
its affiliates as a result of potentially stronger relationships with members of the broker-dealer community, increased name recognition of BlackRock and its affiliates and enhanced sales of other investment funds and products sponsored by BlackRock and its affiliates. The board also considered the unquantifiable nature of these potential benefits.
491904-New York Server 5A - MSW
Conclusion. Based on the information reviewed and discussions held, the board of trustees, including a majority of the non-interested trustees, approved each of the investment advisory agreement between BlackRock
Advisors
and the Trust and the sub-advisory agreement among BlackRock
Advisors, State
Street Research and the Trust as in the best interests of shareholders of the Trust.